

JOGALONG®

Run Easy

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Everything changes when you have a child, including exercise

Running with a stroller is awkward, uncomfortable and inefficient.








JogAlong's elliptical-like arms allow parents to keep both hands on the stroller while maintaining form







Here's how our patented design offers the best stroller jog

Reciprocating handles embrace the flow of a runner's natural arm movement

Peek-a-boo window

High visibility child compartment

Quick releases enable easy breakdown for storage and conversion

Rear wheel and arm brake levers at your fingertips

Adjustable arm length accommodates any height

Rear wheel drum brakes and parking brakes increase safety

Smart suspension, high performance shock absorption and impact control creates a soft ride for baby



JogAlong is 3-in-1








Run




Bike




Walk





JogAlong targets households with new or soon-to-be-new parents, income over $100k and high-frequency runners (110+ days per year). Over 190,000 US households meet this criteria

TAM
Total Available Market

SAM
Serviceable Available Market

SOM
Serviceable Obtainable Market

$3.0B
Global
Stroller Sales

$900M
N. America
Stroller Sales

$200M
N. America
Jogging Stroller Sales

The opportunity to grow from initial target market is huge

Sales figures are annual
Source: Technavio, Statista, and Running USA



Feature Comparison

Only one other competitor comes close, but still falls short of natural motion arms!

	JogAlong	Thule Chariot Cross	Bob Revolution	iCandy Peach	Thule Urban Glide 2	Bugaboo Runner
Price	$1699	$1479	$599	$1303	$499	$815
Natural Motion Arms	＋	−	−	−	−	−
Bike Trailer Kit	＋	＋	−	−	−	−
Swivel Wheel Kit	＋	＋	−	＋	＋	−
Adjustable Suspension	＋	＋	＋	−	−	−
Running Brake	＋	＋	−	−	＋	−
Double Child Mode	−	−	−	＋	−	−
Car Seat Adaptable	−	−	＋	＋	＋	−
Product Weight	36.7 lbs/16.7 kg	30.6 lbs/13.9 kg	27.3 lbs/12.4 kg	27.2 lbs/12.3 kg	25.3 lbs/11.5 kg	27.9 lbs/12.7 kg



Advantages

1

JogAlong is the only stroller in the world with ergonomic, reciprocating arms.

Most strollers have no meaningful differentiation and are forced to compete on price.

2

JogAlong holds four global patents throughout the US, UK, Germany & Canada

JogAlong was granted an extension on the typical 20 year US expiration date

3

JogAlong has a singular focus— provide the best jogging stroller for the active parent.

Innovation commands a price premium, but our lean SKU and headcount enable us to keep the price close to competitive options



Parents are thrilled about JogAlong!
12,000+ person interest list

 +  +  =

10,000 hours of research and product development

50 days of face-to-face time with manufacturers and suppliers

36 months of social media marketing

Viral distribution over 10 Million views 43% purchase intent 500 new signups a month (CPA $2.38)



Team



Mike Dresher
Founder and CEO

Mechanical Engineer who loves to run and bike. Prior to JogAlong, he worked for 20 years as a design consultant building a track record of award-winning products in the agricultural industry.



Stuart Bernstein
Interim CFO

A highly accomplished senior executive, entrepreneur, consultant, and board member with over 20 years in consumer goods and professional services sectors.



Merritt Wiley
Interim CSCO

Strategic Management, Operations, Logistics and Marketing authority with significant and progressive global trade experience.



Distribution and Service

US West Coast
Fulfillment

Netherlands
European Fulfillment

Wichita, KS
Home office
Service Center

Taiwan
Manufacturer
Export Hub

US East Coast
Fulfillment

European
Service Center, TBD



Manufacturing / Sourcing



Taiwan-75%
Manufacturing:
Final Assembly

Sourcing:
Components



Vietnam-15%
Manufacturing:
Sewing/Assembly

Sourcing:
Softgoods



China-10%
Manufacturing:
n/a

Sourcing:
Components



Go to Market

JogAlong will launch through a product crowdfunding campaign
Following its successful launch, JogAlong will execute the following strategy

Direct to Consumer (brand control)

Marketing through Facebook and events (audience targeting)

Manage CPM & conversion analytics (CPA optimization)



Funding

Capital Need
$1.070M

Use of Funds
87% towards product and engineering
13% towards crowdfunding/marketing

$50,000

$60,000

$80,000

$500,000

$380,000

- Tooling/Testing
- Minimum Order
- Crowdfunding Fees
- Marketing
- Prototypes



JogAlong Execution Strategy

Task	Days	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun
Finalize Design	90	■	■	■									
Raise Capital	90	■	■	■									
Build Tooling	90				■	■	■						
Test/Certify	150						■	■	■	■	■		
Pre-Sales/Crowdfunding	90									■	■	■	
1st Production	90											■	■
Fulfillment	TBD												■
Marketing	All	■	■	■	■	■	■	■	■	■	■	■	■



Projected Revenue and JogAlong Unit Sales



(These are forward looking projections that cannot be guaranteed)

Pro Forma Financials

$ USD	2020	2021	2022	2023	2024
JogAlong Units	0	1,500	1,950	2,438	3,047
Revenue	0	2,472,045	3,313,050	4,141,313	5,176,641
Gross Profit	0	1,351,185	1,855,932	2,319,915	2,899,894
EBIT	-292,151	488,487	955,409	918,718	1,406,252
Cash	577,682	677,666	1,143,776	1,565,752	2,125,354
Free Cash Flow	-512,318	109,984	846,917	918,934	1,180,798

(These are forward looking projections that cannot be guaranteed)



Thank you.

Mike Dresher
Founder & CEO

Mike@jogalong.com

JogAlong.com

(Please check out the Perks in the appendix)



JogAlong Perk Table -Bronze Level

Invest		Perk	Additional Perk	Total Trees Planted in Your Name
$100		A tree planted in your name together with non-profit Changemaker Award Winner One Tree Planted Beautiful -Thank you!	You are listed (optional) on our website thank you page.	1
$250		A set of (4) JogAlong racing bib holders. They are reusable, no more safety pins or stuck fingers.	We plant (2) more trees in your name.	3
$500		A JogAlong UltraBand. Use it as a neckerchief, headband, mask, hood, balaclava, head scarf and more.	We plant (3) more trees in your name.	6



JogAlong Perk Table -Silver Level

Invest		Perk	Additional Perk	Total Trees Planted in Your Name
$1,000		A stay cool, performance JogAlong Race Hat with reflective trim.	We plant (10) more trees in your name.	16
$2,500		A bundle of made in the USA, performance socks. (e-gift card for multiple pairs) You choose from wool or synthetic blends designed for running, hiking, cold weather sports and dress.	We plant (25) more trees in your name.	41
$5,000		Two 20 oz./ 0.6L JogAlong insulated stainless steel water bottles.	We plant (50) more trees in your name.	91



JogAlong Perk Table -Gold Level

Invest		Perk	Additional Perk	Total Trees Planted in Your Name
$10,000		Two pairs of running shoes, any brand (e-gift card)	We plant (100) more trees in your name.	191
$25,000		A virtual coffee with Mike in the prototype shop and your name (optional) on our Thank You Tree graphic printed on the exterior of the JogAlong Packaging.	We plant (250) more trees in your name.	441
$50,000		Your loved one's first name on the "B" side of one of our production parts. The name will be on every stroller produced with the current design.	We plant (558) more trees in your name.	1000



JogAlong Perk Table -Platinum Level

Invest		Perk	Additional Perk	Total Trees Planted in Your Name
$100,000		Let's meet! (when we all agree it's safe) Mike will travel to your US city and treat you to a dinner for four. We could even do a local 5k together on Saturday morning and dinner that night.	We plant (1000) more trees in your name.	2000

